UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR

For the Period Ended: December 31, 2008

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

PART I - REGISTRANT INFORMATION

WENTWORTH ENERGY, INC.

Full Name of Registrant

Former Name if Applicable

800 N. Church Street, Suite C, Palestine, Texas 75801

Address of Principal Executive Office

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

|     (a)

The reason described in reasonable detail in Part III of this form could not be eliminated without

|

unreasonable effort or expense;

|     (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

|

11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day

[X]

|

following the prescribed due date; or the subject quarterly report on Form 10-Q or subject

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distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar

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day following the prescribed due date; and

|     (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if

|

applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not yet received a reserve report, which includes estimates of the value of its oil and gas reserves as of December 31, 2008 and estimates of its future revenues therefrom, from its independent petroleum engineers.

This reserve report is required for the completion of the Company’s financial statements for the year ended December 31, 2008 and its Annual Report on Form 10-K.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Francis K. Ling, CFO

(903) 723-0395

(Name)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[X] Yes     [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes      [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to reasonably estimate the change in the results of operations from the last fiscal year because the amount of that change depends largely on the results of the reserve report described in Part III, which reserve report has not yet been completed.

Wentworth Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2009

/s/ Francis K. Ling

Francis K. Ling, CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).